EXHIBIT 4.1

COMMUNICATIONS RESEARCH, INC.

67 Ramapo Valley Road, Suite 103

Mahwah, NJ  07430-0852

September 1, 2005

Communications Research Employees and Consultants,

The Company’s Board of Directors has decided to make available to all employees and consultants, shares of the Company’s common stock at a negotiated price of not less than 90% of the lowest closing bid price during the week prior to the compensation being due.

To participate in this program, all you have to do is execute this letter in the space below, and indicate the amount of wages you wish to have allocated to this Plan and the pay period from which your salary will be credited. Your free-trading shares will be delivered to you within a few days.

COMMUNICATIONS RESEARCH, INC.

	By:	/s/ Carl R. Ceragno
Carl R. Ceragno, president

Amount of Compensation	Signature Employee/Consultant

For the Period From Which to Be Paid	Name of Employee/Consultant (Please Print or Type)